MIAMI DAYS CORP.

                            1504 Bay Road, Suite #924
                              Miami, Florida 33139
                               Tel. 1-786-222-7673
                         Email: office@miamidayscorp.com

January 3, 2013

VIA EDGAR

Loan Lauren P. Nguyen
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Miami Days Corp.
    Amendment No.3 to
    Registration Statement on Form S-1
    Filed September 11, 2012
    File No. 333-183814

Dear Ms. Nguyen:

Miami Days Corp. (the "Company") herewith files with the Securities and Exchange Commission (the "Commission") Amendment No.3 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated December 21, 2012, with reference to the Company's registration statement on Form S-1 filed with the Commission on September 11, 2012, as amended on December 6, 2012.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

Prospectus Summary, page 3

1. In light of your limited cash on hand and net losses to date, please revise the first sentence of the fourth paragraph to also disclose your liabilities as of such date.

Response:

We have revised the first sentence of the fourth paragraph to also disclose our liabilities as of such date.

2. We note your response to our prior comment 7 and reissue in part. In your response to our prior comment 7, we note your statement that you deleted all long term financing estimates due to uncertainties. We also note, however, that you appear to have certain fixed long term financing requirements. For example, we note that you owe Mr. Didic $6,600, that you anticipate the annual cost of running one fast food outlet to be $48,320 and that you anticipate annual public company reporting costs of $10,000. Please revise this section and the Liquidity and Capital Resources section on page 23 to disclose your long term financing requirements.

Response:

Prospectus Summary on page 3 and Liquidity and Capital Resources section on page 23 have been revised to disclose our long term financing requirements.

3. We note your revised disclosure in response to our prior comment 8 in which you disclose the implied aggregate market value of your common stock based upon the proposed offering price of $0.01 per share as $40,000. It appears that the implied aggregate market value of your common stock based upon the proposed offering price of $0.01 per share is $40,000 prior to the sale securities in this offering and $140,000 assuming a sale of 10,000,000 shares in this offering. In addition, it appears your disclosure here should be revised to state you have a stockholders' deficit of $5,821. Please advise or revise your disclosure as appropriate.

Response:

We have revised to disclose that the implied aggregate market value of company's common stock based upon the proposed offering price of $0.01 per share is $40,000 prior to the sale of securities in this offering and $140,000 assuming a sale of 10,000,000 shares in this offering and that we have stockholders' deficit of $5,821.

4. We note your disclosure in the 12 Month Plan of Operations section on page 19 that you anticipate opening your first fast food outlet by January 2014. Please revise the sixth paragraph to disclose this timing estimate.

Response:

We have revise the sixth paragraph to disclose that we anticipate opening first fast food outlet by January 2014.

Risk Factors, page 7

We have not yet opened a fast food outlet, page 9

5. We note your disclosure in the first sentence that Mr. Didic plans to make trips to Belgrade, Serbia while establishing your first fast food outlet. We also note that the Use of Proceeds section on page 17 does not appear to allocate any funds to travel expenses. Please reconcile or advise whether the travel funds will be used from Mr. Didic's personal funds that will not be reimbursed by the company. Alternatively, please revise this risk factor to discuss any risks related to the company having insufficient funds to cover travel expenses necessary to establish or operate your first fast food outlet.

Response:

We have included the statement that the travel funds will be used from Mr. Didic's personal funds and Mr. Didic will not seek reimbursement from the company for any such funds.

Results of Operation, page 23

6. We note your disclosure in the second paragraph that your loss since inception is $325. Please reconcile such amount with your interim financial statements which discloses a loss since inception of $9,821.

Response:

We have reconciled to disclose that our loss since inception is $9,821.

Description of Business, page 25

Business in General, page 25

7. We note your response to our prior comment 24 and reissue. We note your disclosure in the first paragraph that you are "based in Serbia." We also note that you have not opened your first fast food outlet, that your sole officer and director resides in the U.S. and that your principal executive office is located in Florida. Please reconcile.

Response:

We have deleted the statement that the company is based in Serbia.

8. We note the disclosure in the last paragraph that you plan to generate revenue by selling traditional Serbian fast food from a "chain of fast food outlets." Please revise to balance the disclosure by clarifying that you have not yet opened your pilot restaurant and that at the maximum funding level you will only be able to open two locations.

Response:

This section has been revised to state that at this point pilot restaurant hasn't been opened yet and that at the maximum funding level we will only be able to open two locations.

Please direct any further comments or questions you may have to us at office@miamidayscorp.com and to the Company's legal counsel Mr. David Lubin at:

David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, NY 11563
(516) 887-8200 (917) 656-1173
fax: (516) 887-8250
david@dlubinassociates.com

Sincerely,


/s/ Bojan Didic
-------------------------------
Bojan Didic, President

                                       3